

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

June 24, 2010

Mr. Steven M. Shindler
Chief Executive Officer
NII Holdings, Inc.
1875 Explorer Street, Suite 1000
Reston, Virginia 20190

Re: NII Holdings, Inc.
       Annual Report on Form 10-K for the fiscal year ended December 31, 2009
       Filed February 25, 2010
       File No. 0-32421

Dear Mr. Shindler:

        We have completed our review of your annual report on Form 10-K, and related
filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/Paul Fischer for
                                        Larry Spirgel
                                        Assistant Director